September 23, 2021

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:       Franklin Wyman

Al Pavot

Tim Buchmiller

Joe McCann

Re:	Marpai, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed September 8, 2021 File No. 333-258029

Dear Messrs. Wyman, Pavot, Buchmiller, and McCann:

On behalf of Marpai, Inc. (the “Company”), we are hereby responding to the letter dated September 20, 2021 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission, regarding the Company’s Registration Statement on Form S-1, filed on September 8, 2021 (the “Registration Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company has filed herewith its Amendment No. 2 to the Registration Statement (the “Amendment”) with the Commission today. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in Amendment.

Amendment No. 1 to Form S-1 filed September 8, 2021

Condensed Consolidated Statements of Operation, page F-4

1.	Please explain the factors that you considered in concluding that your current presentation of depreciation and amortization as an operating expense, none of which appears to have been included in cost of revenue, complied with guidance in SAB Topic 11B.

Response: The Company acknowledges the Staff’s comment, and has revised the disclosure on pages F-4, and F-9 of the Amendment accordingly.

www.marpaihealth.com	1

Should you have any questions relating to the foregoing or wish to discuss any aspect of the Company’s filing, please contact me at (646) 303-3483 or egonzalez@marpaihealth.com, or our legal counsel Angela Dowd at (212) 407-4097 or Jane Tam at (202) 524-8470. Thank you for your time and attention to this filing.

Sincerely,

/s/ Edmundo Gonzalez
Edmundo Gonzalez
Chief Executive Officer
Marpai, Inc.

cc:	Angela Dowd, Esq.

www.marpaihealth.com	2